UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of February, 2015

CANADIAN PACIFIC RAILWAY LIMITED

(Commission File No. 1-01342)

CANADIAN PACIFIC RAILWAY COMPANY

(Commission File No. 1-15272)

(translation of each Registrant’s name into English)

7550 Ogden Dale Road S.E., Calgary, Alberta, Canada, T2C 4X9

(address of principal executive offices)

Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Report furnished on Form 6-K shall be incorporated by reference into the Registration Statements of Canadian Pacific Railway Limited on Form S-8 (File Nos. 333-127943, 333-13962, 333-140955, 333-183891, 333-183892, 333-183893, 333-188826 and 333-188827).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED
(Registrant)

Date: February 17, 2015	By:	Signed:	/s/ Scott Cedergren
		Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: February 17, 2015	By:	Signed:	/s/ Scott Cedergren
		Name:	Scott Cedergren
		Title:	Assistant Corporate Secretary

Release: February 16, 2015

Canadian Pacific and Teamsters Canada Rail Conference Agree to Binding Arbitration

CALGARY, AB – Canadian Pacific (TSX:CP)(NYSE:CP) and the Teamsters Canada Rail Conference (TCRC) today agreed to enter into binding arbitration, putting an end to the work stoppage by CP’s locomotive engineers and conductors.

“This decision ensures both sides will get back to the table, and gets us back to moving Canada’s economy forward,” said E. Hunter Harrison, CP’s Chief Executive Officer. “While we would have preferred a negotiated settlement, this is the right thing to do at this time.”

An arbitrator will be appointed by the federal government. No further details are being released at this time.

On February 14, CP announced a tentative four-year agreement with its Unifor employees. Details of the tentative agreement are being withheld pending ratification by the Unifor membership.

About Canadian Pacific

Canadian Pacific (TSX:CP)(NYSE:CP) is a transcontinental railway in Canada and the United States with direct links to eight major ports, including Vancouver and Montreal, providing North American customers a competitive rail service with access to key markets in every corner of the globe. CP is growing with its customers, offering a suite of freight transportation services, logistics solutions and supply chain expertise. Visit cpr.ca to see the rail advantages of Canadian Pacific.

Contacts:

Media

Martin Cej

Tel: 403-319-7298

24/7 Media Pager: 855-242-3674;

martin_cej@cpr.ca

Investment Community

Nadeem Velani

Tel: 403-319-3591

email: investor@cpr.ca